SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2) Idenix Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title Class of Securities)

45166R204
(Cusip Number)

Seth A. Klarman
The Baupost Group, L.L.C.
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116
(617) 210-8300

With a copy to:
Jeffrey R. Katz, Esq
Ropes and Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2014
(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45166R204	13D	PAGE 2 OF 9
1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

The Baupost Group, L.L.C., 04-3402144

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
0

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14.       TYPE OF REPORTING PERSON
IA

CUSIP NO. 45166R204	13D	PAGE 3 OF 9
1.	NAME OF REPORTING PERSON, S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

Baupost Value Partners, L.P. - IV, 26-2208448

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
0

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14.	TYPE OF REPORTING PERSON
PN

CUSIP NO. 45166R204	13D	PAGE 4 OF 9

1.	NAME OF REPORTING PERSON, S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

Baupost Limited Partnership 1983 C-1, 04-2780321

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
0

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14.	TYPE OF REPORTING PERSON
PN

CUSIP NO. 45166R204	13D	PAGE 5 OF 9
1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

SAK Corporation, 04-3334541

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
0

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14.	TYPE OF REPORTING PERSON
HC

CUSIP NO. 45166R204	13D	PAGE 6 OF 9

1.	NAME OF REPORTING PERSON, S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

Seth A. Klarman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
0

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14.	TYPE OF REPORTING PERSON
            HC

CUSIP NO. 45166R204	13D	PAGE 7 OF 9

Reference is hereby made to the Statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on November 1, 2013, as amended by Amendment No. 1 filed on February 4, 2014 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.Items 4 and 5 of the Schedule 13D are amended as follows.

ITEM 4. Purpose of Transaction

On August 5, 2014, Imperial Blue Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Parent”) merged with and into Idenix Pharmaceuticals, Inc., a Delaware corporation (“Idenix”), without a meeting of the stockholders of Idenix in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Idenix continuing as the surviving corporation and thereby becoming a wholly-owned subsidiary of Parent. Each outstanding share of Idenix common stock, par value $0.001 per share (the “Shares”) (other than Shares held (i) in the treasury of Idenix or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares were canceled and ceased to exist or (ii) by stockholders who validly exercised appraisal rights under Delaware law with respect to such Shares), including the Shares previously reported in the Schedule 13D, were automatically canceled and converted into the right to receive $24.50 per Share, without interest, but subject to any required withholding of taxes.

CUSIP NO. 45166R204	13D	PAGE 8 OF 9

ITEM 5. Interests in Securities of the Issuer

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
(c)	The information set forth in Item 4 is incorporated by reference herein.
(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.
(e)	As of August 5, 2014, the Reporting Persons ceased to be the beneficial owner of more than five percent of the issuer's common stock.

CUSIP NO. 45166R204	13D	PAGE 9 OF 9

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete, and correct.

Dated: August 12, 2014.

The Baupost Group, L.L.C.

By: /s/ Seth A. Klarman
Name: Seth A. Klarman
Title: President

Baupost Value Partners, L.P. - IV
By: The Baupost Group, L.L.C.
Managing General Partner

By: /s/ Seth A. Klarman
Name: Seth A. Klarman
Title: President

Baupost Limited Partnership 1983 C-1
By: The Baupost Group, L.L.C.
Managing General Partner

By: /s/ Seth A. Klarman
Name: Seth A. Klarman
Title: President

SAK Corporation

By: /s/ Seth A. Klarman
Name: Seth A. Klarman
Title: President

By: /s/ Seth A. Klarman
Name: Seth A. Klarman